Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 28, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-231895
Regarding Delaying Amendment Advisors Series Trust (the “Registrant”) Registration Statement on Form N-14 (the “Registration Statement”)

Dear Mr. Grzeskiewicz:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the O’Shaughnessy All Cap Core Fund and the O’Shaughnessy Enhanced Dividend Fund into the O’Shaughnessy Market Leaders Value Fund, each a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2019 pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin, on the 28th day of June, 2019.
If you have any questions or comments, please do not hesitate to contact me at (414) 765-6872.

Advisors Series Trust

/s/ Emily R. Enslow
By: Emily R. Enslow
Title: Secretary